Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 15th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of December 14th, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: December 15th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA obtains approval by antitrust authorities for sale of its pharmaceuticals business
Bad Homburg, December 14, 2006 — ALTANA AG (NYSE: AAA; FSE: ALT) has announced that the European and U.S. antitrust authorities have approved the acquisition of ALTANA’s pharmaceuticals business by Nycomed without conditions.
ALTANA AG announced the sale of ALTANA Pharma AG and its entire pharmaceuticals business to Nycomed on September 21, 2006. Subject to the approval by the Extraordinary General Meeting of ALTANA AG on December 19/20, closing of the transaction is expected by December 29, 2006, the transfer of the business by the turn of the year.

This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 98 00
F +1 212 974 61 90